Bank of America Corporation and Subsidiaries					Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2018	2017	2016	2015	2014	2013
Excluding Interest on Deposits
Income before income taxes	$25,886	$29,213	$25,021	$22,187	$7,963	$14,733
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(282)	(245)	(262)	(152)	(222)	(66)
Fixed charges:
Interest expense	10,872	10,981	8,946	9,688	9,855	11,359
1/3 of net rent expense (1)	626	831	883	945	1,023	1,091
Total fixed charges	11,498	11,812	9,829	10,633	10,878	12,450
Preferred dividend requirements	1,503	2,528	2,361	2,068	1,506	1,746
Fixed charges and preferred dividends	13,001	14,340	12,190	12,701	12,384	14,196
Earnings	$37,102	$40,780	$34,588	$32,668	$18,619	$27,117
Ratio of earnings to fixed charges	3.23	3.45	3.52	3.07	1.71	2.18
Ratio of earnings to fixed charges and preferred dividends	2.85	2.84	2.84	2.57	1.50	1.91

		Year Ended December 31
(Dollars in millions)	Nine Months Ended September 30, 2018	2017	2016	2015	2014	2013
Including Interest on Deposits
Income before income taxes	$25,886	$29,213	$25,021	$22,187	$7,963	$14,733
Equity in undistributed earnings (loss) of unconsolidated subsidiaries	(282)	(245)	(262)	(152)	(222)	(66)
Fixed charges:
Interest expense	13,805	12,912	9,961	10,549	10,935	12,755
1/3 of net rent expense (1)	626	831	883	945	1,023	1,091
Total fixed charges	14,431	13,743	10,844	11,494	11,958	13,846
Preferred dividend requirements	1,503	2,528	2,361	2,068	1,506	1,746
Fixed charges and preferred dividends	15,934	16,271	13,205	13,562	13,464	15,592
Earnings	$40,035	$42,711	$35,603	$33,529	$19,699	$28,513
Ratio of earnings to fixed charges	2.77	3.11	3.28	2.92	1.65	2.06
Ratio of earnings to fixed charges and preferred dividends	2.51	2.62	2.70	2.47	1.46	1.83

(1)	Represents an appropriate interest factor.